September 15, 2009

Mr. Benjamin Phippen

Reviewing Accountant

CC:	Mr. John P. Nolan
Senior Assistant Chief Accountant

Mail Stop 4720

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	Form 10-K for the fiscal year ended December 31, 2008
Form 10-Q for the quarterly period ended March 31, 2009
Form 10-Q for the quarterly period ended June 30, 2009
File No. 000-22283

Dear Mr. Phippen:

This letter constitutes the response of StellarOne Corporation (Company) to your letter dated August 19, 2009, setting forth comments on the above-referenced filings. For your convenience, a copy of your letter is attached as Exhibit A, and our responses below are keyed to the numbered comments in your letter. We appreciate the opportunity to respond to the comments you have raised.

Form 10-K for the fiscal year ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of

Operations Asset Quality, page 27

1.

•

An enhanced description of your residential development and construction lending practices, underwriting policies and any loss mitigation strategies associated with these loans including, but not limited to any plans to modify loans, defer payments, etc;

•	Practices/underwriting for acquisition, development and construction (ADC) loans to include the following criteria:

•

The Company requires 35% cash equity if the initial loan includes the purchase of the land to be developed. If the land is already owned, an updated appraisal is required and the Company may fund up to 65% of the appraised value. If the land purchase was fairly recent, the Company may still require 35% in cash equity as a percent of the purchase price, regardless of the appraised value. This is determined on a case by case basis.

•	The feasibility of the related project is determined. If necessary, an external and independent feasibility study may be required.

•

The financial strength of the project sponsor is clearly determined and extremely important. The Company focuses on the liquidity position of the project sponsor, quantity and quality of their net worth, the success of the project sponsor’s other projects and their associated level of contingent liabilities. The project sponsor must have a clear ability to service the interest carry on the proposed project and other projects for a prolonged period of time.

•	The Company obtains a full understanding of the track record and level of expertise/experience of the project sponsor.

•

The general project duration should be 36 months or less. If it’s determined the project cannot payout in this length of time, the Company will generally not be interested in financing the project unless there are other strong risk mitigants provided by the project sponsor.

•

All acquisition and development loans greater than $3 million requires an independent engineer’s review of the construction budget and a feasibility review of said budget. The engineer is engaged by the Company and geological surveys are required. If the acquisition and development loan is under $3 million, the Company’s credit administration department may still require these actions based on its assessment of the project and its project sponsor; however, it is not specifically required per Company policy.

•	Loss Mitigation Strategies, Modifications, Deferral of Payments:

•

On a monthly basis, the Company’s senior loan committee and executive management team review all development projects with the greatest earnings/risk impact to the Company based on either the project itself and/or the financial strength of the project sponsor.

•

On a case by case basis, the Company will consider modifications to the development loan if the Company genuinely believes that the development can succeed with this modification. We have not agreed to defer payments on any development loan to date. However, on a case by case basis, the lot release fee may be reduced in accordance with lower market/sales prices for said lots.

•

If the Company does not believe that the project sponsors can continue to support the project and sales are not close to a level to make the project self supporting, the Company will move forward to place the loan in a non-performing and impaired status, and will move towards a liquidation strategy. At such time, updated appraisals will be obtained which will include a liquidation value. The Company will calculate a specific loan loss reserve for the project based on the net realizable liquidation value of the collateral which would consider costs related to disposal as determined under Company policy.

•

We have established policy limits for both the speculative home loan and development loan portfolio. At present, the policy limits are established at a level that provides little room for new credits of any material size.

•	A discussion of any changes in these policies and procedure as a result of the current economic conditions and resulting deterioration in asset quality.

•

As noted above, the increased frequency of monitoring, and appraisal updates, and review of concentration limits are direct actions associated with the economic downturn. In addition, our in-house appraisal staff reviews the appraisal documentation for reasonableness and makes recommendations as to whether market discounts are warranted. Finally, in response to the current economic conditions, the following broad-spectrum actions have been taken by the Company:

•	Executive management began participating directly in monthly senior loan committee meetings,

•	Executive management began reviewing all acquisition and development projects on a monthly basis,

•	Additional training has been obtained for appropriate staff members regarding the accounting for and identification of impaired / troubled assets,

•	Highly skilled employees within the Company have been redeployed from other areas to our real estate and special assets group in order to add additional talent to this key area,

•	Two additional full-time employees have been added to our loan review staff; ,and

•	Meetings with corporate relationship managers to stress the need for early identification of troubled credits have been held.

•	Any other concentrations of deterioration within this segment of lending such as that at Smith Mountain Lake.

We have a concentration in spec-home construction credits of approximately $43 million that has reflected some level of deterioration, but not to the degree of Smith Mountain Lake. These loans do not have the same vacation home/second home market profile that exists at SML. Additionally, the exposure is spread over a much larger geographical footprint. Also, the collateral securing these credits generally did not see the rapid appreciation or the rapid depreciation of home prices seen at SML. However, given the brisk deterioration in unemployment since September, 2008 in our market areas, this concentration represents an area of concern that has been monitored by management. Additionally, the rise in unemployment was addressed by an increase in the related reserve factor within the FAS 5 portion of our ALLL calculation.

•

A more robust discussion of the concentration of Smith Mountain Lake, including any particular sub-groups of loans (e.g., undeveloped lots, second mortgages, hotels, condos, loans to one borrower, etc) focused on these particular sub-groups which have presented particular weakness. Also, please quantify the amounts outstanding and non-performing by these sub-groups. In your response and future revisions, please clearly indicate whether you had any concentrations to a single borrower or related party or entities. If so, provide quantification of the balances of both performing and non-performing and disclose any unique terms or features from these particular lending relationships.

•

Our Smith Mountain Lake (SML) concentration is isolated in our ALLL calculation and is reviewed by the senior loan committee, executive management and presented to the Board of Directors. The concentration focuses solely on waterfront or water access lots, ADC project exposure and one-off spec-home loans on waterfront or water access lots. The waterfront or water access lots with or without homes are the properties that have felt the greatest impact in terms of too much supply now on the market and thus the greatest impact to values and exposure to the Company.

In (000s)

Type of Real Estate	Loan Balances	Non Performing Loan Balances
Individual SML Lots (1)	$12,105	$2,360
Development Loans (2)	22,134	12,988
Spec Homes- Single Family	11,482	7,176
Spec Homes- Townhomes	2,695	0
Spec Homes- Condos	2,580	2,580
Spec Homes- Villas/Patio	5,343	3,423

Totals:	$56,339	$28,327

(1) Lots owned by individuals and are not development project lots. Lots are either waterfront lots or lots with water access.

(2) These represent residential or mixed use (Commercial & Residential) development loans where the repayment is via the lot sale either to a builder, an individual or the lot is moved to the construction loan for a contract or speculative home.

FAS 5 and specific reserves at quarter end for the Smith Mountain Lake Development/Construction portfolio totaled $3.1 million and $12.2 million, respectively. Though both FAS 5 and specific reserves are being utilized as reserves for this portfolio, it should be noted that individual loans either have a FAS 5 or FAS 114 specific reserve, but not both.

SML Borrower/Relationship Concentration: Concentration is defined as any one borrower/relationship with exposure equal to or greater than 1.50% of the Company’s risk based capital position.

As of June 30, 2009, we had four borrowers/relationships who met this criteria. They are as follows:

•

A SML acquisition and development relationship consisting of a villa and condo project that is not performing and has been written down to a book balance of $5.5 million with no additional reserves. At present, the bank has received cash contracts of $2.1 million with an expected closing date in October. Additional cash contracts on unfinished units total $2.4 million. Due to the required completion, we expect these closings to occur in the 4th quarter of 2009 or the first quarter of 2010. Additional significant land zoned both commercial and residential will remain as collateral on the residual balance. If contracts on the residual land cannot be obtained by the borrower, the bank will move towards a foreclosure.

•

One SML acquisition and development relationship with two separate projects / entities with a common guarantor of both entities, has filed for bankruptcy. One entity (Entity #1) has previously filed chapter 11. A trustee’s foreclosure is scheduled on September 23, 2009 for the other entity (Entity #2) with a bankruptcy filing anticipated. There is an additional guarantor that has not filed bankruptcy associated with Entity #2.

Entity #1’s development is a single family home development of which the bank has 5 remaining spec homes with a total balance of approximately $2.1 million. Additional collateral consists of 13 unencumbered lots in this development. No reserves were required per a recent liquidation value.

As noted, the borrower and guarantor have filed for bankruptcy. The Company plans to seek relief from stay. If successful, the bank will move towards an orderly liquidation of the various properties over a period of time so as not to saturate the market.

The Company has two projects financed for Entity #2. One project is a mixed use (residential and commercial) development on approximately 500 acres of land. Current inventory includes 33 residential waterfront lots, 25 estate lots, 26 carriage home lots and 50 commercial lots on 95 acres not platted. The majority of the infrastructure has been completed which includes a Sewer and Wastewater Treatment Plant.

The second project related to Entity #2 is a residential waterfront lot development. The development had 52 lots available for sale as well as an additional 161 acres of land as of quarter end.

Both projects are cross-collateralized with the senior debt participated out. Net of participations ($5.2 million), our senior debt was $5.6 million. The bank had junior liens of $4.4 million. Since quarter end, the bank’s senior lien position, net of participations ($4.2 million) has declined to $4.7 million due to sale of 8 lots in the second projects development.

As of June 30, 2009, the Company had a reserve for this project debt of just under $1.2 million. This was based on a recent liquidation appraisal which factored in the cost associated with the remaining infrastructure per an estimate from an engineering firm as well as all disposal costs associated with an auction.

•

The Company has a SML acquisition and development relationship consisting of primarily a single family home development with some ancillary land zoned as commercial. This project has not been successful from the beginning and is scheduled for an auction in late September. The bank has a reserve of just under $2.5 million based on a February, 2009 liquidation appraisal. The book balance as of June 30, 2009 was approximately $5.6 million.

•

The Company has a SML acquisition and development relationship consisting of mixed use commercial and residential project that is not located on the lake. This has a pass risk rating as of June, 30, 2009. Total potential funding is $5.4 million, however, balances totaled $1.8 million as of June 30, 2009.

The breakdown by property type, loan balances and Nonperforming Loan (NPL) balances is as follows:

In (000s)

Type of Real Estate	Loan Balances	NPL Balances
Development Loans (2)	$15,475	$12,675
Spec Homes- Detached	5,734	5,734
Spec Homes- Condos	1,504	1,504
Spec Homes- Villas/Patio	4,499	4,499

Totals:	$27,212	$24,412

We hereby confirm that in future filings we will provide more robust description of the concentrations and/or including any particular sub-groups of loans as requested in item 1 of your letter.

Audited Financial Statements

Notes to Consolidated Financial Statements

Note 5. Investment Securities, page 57

2.

•

Provide us with a list of the individual equity securities that were in an unrealized loss position at each period end identified above that quantifies the cost basis, the fair value, the gross unrealized loss, and the length of time they have been in an unrealized loss position;

•	Please see Exhibit B attached which lists the individual equity securities that were in an unrealized loss position at December 31, 2008, March 31, 2009 and June 30, 2009.

•

For those individual equity securities that have been in an unrealized loss position for greater than twelve months as of each period identified above, please provide a description of the specific evidence considered when concluding that these securities were not credit impaired and would recover their value and the time horizon over which you predicted that the would recover for purposes of asserting that you had the intent and ability to hold them until recovery;

Management Considerations

Since the third quarter of 2007, and the advent of the sub-prime mortgage crisis, the financial markets have encountered historic volatility and unprecedented uncertainty. The Company’s management team believes that it will be mid-2011 before financial institutions return to a period of normalized earnings. In light of this assumption, management continues to monitor the financial results and financial strength of the companies in which StellarOne holds an equity position, and has concluded that these companies have capital levels sufficient to carry them to that point. Management believes that valuations will normalize when earnings return to normalized levels and that the Company will recover its cost basis. The Company acquired these securities as part of its long-term investment strategy, and is not currently in a liquidity position where it would be necessary to divest of these investments prior to recovery.

•	Impairment Analysis – December 31, 2008

All of the Company’s common stock securities are issued by bank holding companies. The stocks of most financial entities have suffered of late in conjunction with the sub-prime mortgage fall out and ensuing credit crunch, which has impacted the real estate market as a whole. While all of the companies have seen an increase in non-performing assets and provision for loan losses, all are well-capitalized from a regulatory reporting standpoint. The two securities with unrealized losses for 12 months or more at December

31, 2008 are First Capital Bancorp, Inc. (ticker – FCVA) and Commonwealth Bankshares, Inc. (ticker – CWBS). FCVA reported a higher level of nonperforming assets and a significant increase in the provision for loan loss in the fourth quarter of 2008, but stated that the level of nonperforming assets remains manageable. FCVA’s capital position remains strong and exceeds all regulatory capital requirements to be well capitalized. CWBS reported a net loss for the year ended December 31, 2008 due in large part to the provision for loan loss, which was characterized as unprecedented actions being taken in response to current market conditions. CWBS met the requirements to be considered well-capitalized at December 31, 2008, and, in addition, held $20 million of available cash at the holding company that can be invested into its subsidiary to bolster capital should the need arise. Based on these evaluations and the fact that the Company does not intend to sell these investments and it is more likely than not that it will not be required to sell the investments before recovery of its cost basis, the Company does not consider these investments to other-than-temporarily impaired at December 31, 2008.

•	Impairment Analysis – March 31, 2009

All of the Company’s common stock securities are issued by bank holding companies. The stocks of most financial entities have suffered of late in conjunction with the sub-prime mortgage fall out and ensuing credit crunch, which has impacted the real estate market as a whole. While all of the companies have seen an increase in non-performing assets and provision for loan losses, all are well-capitalized from a regulatory reporting standpoint. The two securities with unrealized losses for 12 months or more at March 31, 2009 are First Capital Bancorp, Inc. (ticker – FCVA) and Commonwealth Bankshares, Inc. (ticker – CWBS). FCVA reported nonperforming assets of $8.2 million as of March 31, 2009, which represented 1.7% of assets, up from 1.5% of assets as of December 31, 2008. Subsequent to the end of the quarter, nonperforming assets were reduced by $2.6 million without any additional loss. FCVA’s capital position remains strong and exceeds all regulatory capital requirements to be well capitalized. On April 3, 2009, FCVA issued an 8-K reporting that it had accepted $10.9 million in TARP funds from the U.S. Treasury. Additionally on April 3, 2009, FCVA announced that it had signed a definite merger agreement with Eastern Virginia Bankshares, Inc. The combined company will have $1.6 billion in total assets and operate 32 branches in the Central Virginia market. Given the merger consideration, the Company’s book loss on this investment would have improved by $80 thousand as of March 31, 2009. CWBS reported earnings of $581.3 thousand for the quarter ended March 31, 2009, a decrease of 75.3% over the $2.4 million reported in the first quarter of 2008. CWBS elected to provide an additional $4.0 million to the allowance for loan losses during the quarter, noting that the unprecedented economic environment has continued to negatively impact the loan portfolio. CWBS continues to produce positive results despite the challenging economic climate, and noted that addressing troubled credits will continue to be top priority. During the first quarter of 2009, the holding company invested an additional $15 million in its subsidiary. CWBS met the requirements to be considered well-capitalized at March 31, 2009, even prior to the additional investment. Based on these evaluations and the fact that the Company does not intend to sell these investments and it is more likely than not that it will not be required to sell the investments before recovery of its cost basis, the Company does not consider these investments to other-than-temporarily impaired at March 31, 2009.

•	Impairment Analysis – June 30, 2009

Four (4) of the five (5) common stock securities that have an unrealized loss for 12 months or more as of June 30, 2009 are issued by bank holding companies. The stocks of most financial entities have suffered of late in conjunction with the sub-prime mortgage fall out and ensuing credit crunch, which has impacted the real estate market as a whole. While all of the companies have seen an increase in non-performing assets and provision for loan losses, and have performed slightly below peer when compared to the SNL bank indices, all remain well-capitalized from a regulatory reporting standpoint. Please see Exhibit C attached that provides a summary of performance/financial standing as of March 31, 2009.

The other security is issued by Triangle Capital Corporation (ticker – TCAP), which is a specialty finance company organized to provide customized financing solutions to lower middle market companies located throughout the Untied States. TCAP has a strong liquidity position and was able to raise approximately $12 million of incremental equity capital in a follow-on offering on April 27, 2009. Management has evaluated the near-term prospects of the issuers in relation to the severity and duration of the associated impairment. Based on these evaluations and the fact that the Company does not intend to sell these investments and it is more likely than not that it will not be required to sell the investments before recovery of its cost basis, the Company does not consider these investments to other-than-temporarily impaired at June 30, 2009.

•	Tell us how you considered subsequent events information in making your determination that these equity securities were not other than temporarily impaired as of the balance sheet dates presented;

•

Management performs a review of the individual securities using a variety of information sources including public filings, such as earnings releases, 10-Qs and 10-Ks and regulatory filings such as call reports. Attached as Exhibits D, E and F are copies of the analyses performed as of the balance sheet dates presented that support the conclusions reached by management.

•

Tell us how the performance of each equity security fared during the six months ended June 30, 2009 and during the subsequent period through the date of your response. Specifically explain how this performance compared to your December 31, 2008 projection of recovery for these securities, and explain how you updated your expectations of near-term recovery in the interim periods based on that information.

•

Valuations during the six months ended June 30, 2009 remained extremely volatile with four (4) of the five (5) securities experiencing 50%+/- swings between the highs and lows. All securities closed on June 30th at, or above, the median for the period. Volatility has decreased significantly in the subsequent period with an average of 20% +/- for all securities. Performance continues to support management’s expectations for recovery as outlined previously.

We hereby confirm that in future filings we will provide more robust discussion to support management’s assertion that securities are not other-than-temporarily impaired.

3.

•

To the extent that you are able to support that the equity securities were not other-than-temporarily impaired, please revise your future filings to provide a breakdown of the securities similar to that requested in the first two bullets of the comment above. Also refer to paragraphs 38-39 of FSP No FAS 115-3 and FAS 124-2 and consider providing segregated disclosures for your equity securities by industry type, company size, and / or investment objective.

•

We acknowledge your comment regarding the required disclosures cited above and in future filings we will provide disclosures indicating that all equity securities consist of community bank stock invested in financial institutions similar in size and that these investments are considered part of our company’s long-term strategic investment initiatives.

4.

•	Note 22. Fair Value of Financial Instruments and Interest Rate Risk – Loans, page 78

•

We note your disclosure that substantially all of the impaired loans were evaluated and reserved for based on the fair value of the underlying collateral. Due to the significant increase in impaired loans, please confirm whether you use external appraisals to determine the fair value of the underlying collateral for collateral dependent impaired loans. If so, please tell us and revise future filings to address the following:

•

For real estate secured loans, generally external appraisals by board approved appraisers are used to determine the fair value of the underlying collateral for collateral dependent impaired loans. On a case by case basis however, auctioneer’s estimates of value, purchase offers and/or contracts, settlement offers and/or agreements, etc. may be used when they are thought to represent a more accurate estimate of fair value. For loans that are not secured by real estate, fair value of the collateral may be determined by discounted book value based on current financial statements, external appraisal, auctioneer’s or liquidator’s estimate of value, etc.

•	How and when you obtain updated external appraisals and how this impacts your amount and timing of your quarterly and annual periodic loan provision(s) and charge-offs;

•

External appraisals are generally obtained at loan inception as required by Company policy and appraisal regulations. As loans are renewed or refinanced, the existing appraisal may be validated or a new appraisal may be obtained depending on the circumstances surrounding the individual loan. A new appraisal may also be required by Line of Business Management, Credit Administration, Loan Review or Bank Examiners. For loans of $500,000 or more, Company policy also requires a new appraisal prior to foreclosure if the existing appraisal is more than six months old. FAS 114 fair value analyses are performed on commercial and commercial real estate loans that are either nonperforming loans or loans with a business purpose that meet the definition of a Troubled Debt Restructure. Company policy requires a new appraisal (to include a liquidation value) when a commercial or commercial real estate loan of $500,000 or more becomes non-performing unless the Company’s In-House Chief Appraiser reviews the existing appraisal (generally less than twelve months old) and determines that it may be used with appropriate market and/or liquidation adjustments as determined by him on a case by case basis. The Company’s In-House Chief Appraiser’s review of such appraisals occurs as part of the quarterly Allowance for Loan Losses (ALLL) process and is documented in a memo written by him that is retained as part of the quarterly ALLL documentation. As a final step to this process the appraisal is reduced for any anticipated selling and disposition costs to arrive at the estimated net realizable value to be recorded. Typically, charge-offs are recognized in the same quarter as the disposition of the associated collateral.

•

The typical timing surrounding the recognition of a collateral dependent loan as non-performing and impaired, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process;

•

As described above, for newly impaired loans where a new appraisal is not required and the existing appraisal (as appropriately adjusted by the Company’s In-House Chief Appraiser) is used, that value estimate is used to determine the fair value of the collateral for the loan in the current quarter. When a new appraisal is required, that same value estimate is used until the new appraisal is received. Most commercial appraisals are received within six to eight weeks of engagement; therefore a new appraisal ordered in the current quarter will almost always be received no later than the following quarter, but are sometimes not available in time for subsequent event analysis. Typically, the charge-off is recognized in the same quarter as the disposition of the associated collateral. Until charge-off, provision expense has been incurred to fund the specific reserve against the loan. Generally, there have not been any significant time lapses during this process.

•

Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable.

•

For an individual loan, there may be differences between the actual charge-off amount and the fair value of the collateral (whether that is based on an external appraisal or not) because the fair value of the collateral is an estimated value that does not always represent the amount realized when the collateral is actually sold. However, in the aggregate there has not been a material difference between the fair value of the collateral and the charge-off amount.

•

If you do not use external appraisals to fair value the underlying collateral for impaired loans, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans.

•

As described above, for loans that are not secured by real estate, fair value of the collateral may be determined by discounted book value based on current financial statements, external appraisal, auctioneer’s or liquidator’s estimate of value, etc. Those fair value estimates are then used in the applicable FAS 114 analysis and the determination of the amount of the ALLL and provision expense for the quarter.

We hereby confirm that in future filings we will provide more robust discussion regarding the valuation techniques used to estimate fair value collateral dependent impaired loans.

Form 8-K filed July 27, 2009

Non-GAAP financial measures

5.

•

We note your presentations of “tangible equity ratio”, “tangible common equity ratio” and “tangible book value per common share” here and in various locations throughout your filings. These measures appear to be non-GAAP measures as defined by Regulation G and Item 10 (e) of Regulation S-K as they are not required by GAAP, Commission Rules, or banking regulatory requirements. To the extent you plan to provide these non-GAAP financial measures in the future, please address the following:

•

To the extent these measures are disclosed in future filings with the Commission you should comply with all the requirements in 10 (e) of Regulation S-K, including clearly labeling the ratio as non-GAAP measure and complying with all of the disclosure requirements;

•

To the extent you plan to disclose these measures in the future Item 2.02 Form 8-Ks, you should provide all of the disclosures required by Regulation G and Item 10(e)(1)(i) of Regulation S-K as required by Instruction 2 to Item 2.02 of Form 8-K: and

•

To the extent you disclose or release publicly any material information that includes a non-GAAP measure, such as these measures in an Item 8.01 Form 8-K, you should be cognizant of the requirements in Regulation G to label the measure as non-GAAP and provide a reconciliation to the most closely comparable GAAP measure.

•

We acknowledge your comment regarding the use of “tangible equity ratio”, “tangible common equity ratio” and “tangible book value per common share” as non-GAAP measures as defined by Regulation G and Item 10(e) of Regulation S-K as they are not required by GAAP, Commission Rules, or banking regulatory requirements. We hereby confirm that in future filings we will provide notation where we use a non-GAAP measure, as well as the required reconciliation to the closest GAAP equivalent number and an explanation as to the reason for the disclosure of the non-GAAP measure. This statement applies to and is meant to address all bullet points presented above.

In connection with responding to your comments StellarOne Corporation acknowledges that:

•	StellarOne Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	StellarOne Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the above responses address your comments. We would be pleased to answer any questions that you may have after reviewing our responses or to provide any additional information that would be helpful to the staff in its review. Please call the undersigned at (434) 964-2217 if we may provide any such information.

Sincerely,

Jeffrey W. Farrar, CPA

Executive Vice President and Chief Financial Officer

Enclosures

cc: John P. Nolan

EXHIBIT A

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

Mail Stop 4720

August 19, 2009

Jeffrey W. Farrar

Executive Vice President and Chief Financial Officer

StellarOne Corporation

590 Peter Jefferson Parkway

Charlottesville, Virginia 22911

By U.S. Mail and facsimile to (434) 964-2210

Re:	StellarOne Corporation
Form 10-K for the fiscal year ended December 31, 2008
Form 10-Q for the quarterly period ended March 31, 2009
Form 10-Q for the quarterly period ended June 30, 2009
File No. 000-22283

Dear Mr. Farrar:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Asset Quality, page 27

1.

We note your disclosure surrounding your exposure to residential development and construction loans, with emphasis on a concentration at Smith Mountain Lake. In an effort to provide greater granularity to your disclosure please provide us with the

Jeffrey W. Farrar

StellarOne Corporation

August 19, 2009

following information as of June 30, 2009 and confirm that you will include similarly enhanced disclosure in future filings beginning with your September 30, 2009 Form 10-Q:

•

An enhanced description of your residential development and construction lending practices, underwriting policies and any loss mitigation strategies associated with these loans including, but not limited to, any plans to modify loans, defer payments, etc.;

•	A discussion of any changes in these policies and procedures as a result of the current economic conditions and resulting deterioration in asset quality;

•	Any other concentrations of deterioration within this segment of lending such as that at Smith Mountain Lake; and

•

A more robust discussion of the concentration at Smith Mountain Lake, including any particular sub-groups of loans (e.g., undeveloped lots, second mortgages, hotels, condos, loans to one borrower, etc) focused on those particular sub-groups which have presented particular weakness. Also, please quantify the amounts outstanding and non-performing by these subgroups. In your response and future revisions, please clearly indicate whether you had any concentrations to a single borrower or related party or entities. If so, provide quantification of the balances both performing and non-performing and disclose any unique terms or features from these particular lending relationships.

Audited Financial Statements

Notes to Consolidated Financial Statements

Note 5. Investment Securities, page 57

2.	Please tell us in detail how you concluded that your available for sale equity securities were not other than temporarily impaired at December 31, 2008, March 31, 2009 and June 30, 2009. Please address the following as part of that analysis:

•

Provide us with a list of the individual equity securities that were in an unrealized loss position at each period end identified above that quantifies the cost basis, the fair value, the gross unrealized loss, and the length of time they have been in an unrealized loss position;

•

For those individual equity securities that have been in an unrealized loss position for greater than twelve months as of each period identified above, please provide a description of the specific evidence considered when concluding that these securities were not credit impaired and would recover their value and the time horizon over which you predicted that they would recover for purposes of asserting that you had the intent and ability to hold them until recovery;

Jeffrey W. Farrar

StellarOne Corporation

August 19, 2009

•	Tell us how you considered subsequent events information in making your determination that these equity securities were not other than temporarily impaired as of the balance sheet dates presented; and

•

Tell us how the performance of each equity security fared during the six months ended June 30, 2009 and during the subsequent period through the date of your response. Specifically explain how this performance compared to your December 31, 2008 projection of recovery for these securities, and explain how you updated your expectations of near-term recovery in the interim periods based on that information.

We may have further comment based on your response.

3.	To the extent that you are able to support that the equity securities were not other-than-temporarily impaired, please revise your future filings to provide a breakdown of the securities similar to that requested in the first two bullets of the comment above. Also refer to paragraphs 38-39 of FSP No FAS 115-2 and FAS 124-2 and consider providing segregated disclosures for your equity securities by industry type, company size, and / or investment objective.

Note 22. Fair Value of Financial Instruments and Interest Rate Risk – Loans, page 78

4.	We note your disclosure that substantially all of the impaired loans were evaluated and reserved for based on the fair value of the underlying collateral. Due to the significant increase in impaired loans, please confirm whether you use external appraisals to determine the fair value of the underlying collateral for collateral dependent impaired loans. If so, please tell us and revise future filings to address the following:

•	How and when you obtain updated external appraisals and how this impacts your amount and timing of your quarterly and annual periodic loan provision(s) and charge-offs;

•

The typical timing surrounding the recognition of a collateral dependent loan as non-performing and impaired, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process; and

•

Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable.

Jeffrey W. Farrar

StellarOne Corporation

August 19, 2009

If you do not use external appraisals to fair value the underlying collateral for impaired loans, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans.

Form 8-K filed July 27, 2009

Non-GAAP financial measures

5.	We note your presentations of “tangible equity ratio”, “tangible common equity ratio” and “tangible book value per common share” here and in various locations throughout your filings. These measures appear to be non-GAAP measures as defined by Regulation G and Item 10(e) of Regulation S-K as they are not required by GAAP, Commission Rules, or banking regulatory requirements. To the extent you plan to provide these non-GAAP financial measures in the future, please address the following:

•

To the extent these measures are disclosed in future filings with the Commission, you should comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the ratio as a non-GAAP measure and complying with all of the disclosure requirements;

•

To the extent that you plan to disclose these measures in future Item 2.02 Form 8-Ks, you should provide all of the disclosures required by Regulation G and Item 10(e)(l)(i) of Regulation S-K as required by Instruction 2 to Item 2.02 of Form 8-K.; and

•

To the extent you disclose or release publicly any material information that includes a non-GAAP measure, such as these measures in an Item 8.01 Form 8-K, you should be cognizant of the requirements in Regulation G to label the measure as non-GAAP and provide a reconciliation to the most closely comparable GAAP measure.

*****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information

Jeffrey W. Farrar

StellarOne Corporation

August 19, 2009

investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3492 if you have questions.

Sincerely,

John P. Nolan

Senior Assistant Chief Accountant

Exhibit B

StellarOne Corporation

					December 31, 2008				March 31, 2009
Holding	Ticker	Shares	Book Value/Cost Basis	Unit Cost	Market Price	Market Value	Gain/(Loss)	Months in Loss Position	Market Price	Market Value	Gain/(Loss)	Months in Loss Position
First Capital Bancorp, Inc.	FCVA	30,000	472,500	15.75	6.63	198,900	(273,600)	18	5.57	167,100	(305,400)	21
Village Bank and Trust Financial Corp.	VBFC	94,000	878,900	9.35	4.50	423,000	(455,900)	6	4.15	390,100	(488,800)	9
Virginia Business Bank		17,500	175,000	10.00	10.00	175,000	—	0	10.00	175,000	—	0
First Trust Bank (NC)	NCFT.OB	17,280	200,000	11.57	10.00	172,800	(27,200)	7	7.60	131,328	(68,672)	10
Commonwealth Bankshares, Inc.	CWBS	52,053	1,205,221	23.15	7.17	373,220	(832,001)	23	5.00	260,265	(944,956)	26

			$2,931,621			$1,342,920	$(1,588,701)			$1,123,793	$(1,807,828)

					June 30, 2009
Holding	Ticker	Shares	Book Value/Cost Basis	Unit Cost	Market Price	Market Value	Gain/(Loss)	Months in Loss Position
First Capital Bancorp, Inc.	FCVA	30,000	472,500	15.75	8.00	240,000	(232,500)	24
Village Bank and Trust Financial Corp.	VBFC	94,000	878,900	9.35	4.65	437,100	(441,800)	12
Virginia Business Bank		17,500	175,000	10.00	10.00	175,000	—	0
First Trust Bank (NC)	NCFT.OB	17,280	200,000	11.57	7.00	120,960	(79,040)	13
Commonwealth Bankshares, Inc.	CWBS	52,053	1,205,221	23.15	5.12	266,511	(938,710)	29

			$2,931,621			$1,239,571	$(1,692,050)

					December 31, 2008				March 31, 2009
Holding	Ticker	Shares	Book Value/Cost Basis	Weighted Average Price per Share	Market Price	Market Value	Gain/(Loss)	Months in Loss Position	Market Price	Market Value	Gain/(Loss)	Months in Loss Position
Triangle Capital Corporation	TCAP	58,756	912,243	14.60	10.20	599,309	(312,934)	8
		61,035	938,780	14.49					7.68	468,751	(470,029)	11
		63,280	963,194	14.36

					June 30, 2009
Holding	Ticker	Shares	Book Value/Cost Basis	Weighted Average Price per Share	Market Price	Market Value	Gain/(Loss)	Months in Loss Position
Triangle Capital Corporation	TCAP	58,756	912,243	14.60
		61,035	938,780	14.49
		63,280	963,194	14.36	10.92	691,018	(272,177)	14

Exhibit C

StellarOne Corporation

Summary of Community Bank Equities Performance as of March 31, 2009

Data as of March 31, 2009	Well- Capitalized Minimum	Commonwealth Bankshares, Inc.	First Capital Bancorp, Inc.	First Trust Bank	Village Bank and Trust Financial Corp.
Monitoring Ratios
Capital Adequacy Analysis:
Total Risk-Based Capital Ratio	10.00	13.42	11.95	12.34	10.74
Tier 1 Risk-Based Capital Ratio	6.00	12.15	10.19	11.09	9.49
Leverage Ratio	5.00	11.58	8.81	9.08	8.28

Asset Quality Analysis:
Nonperforming Assets/Total Assets		6.41	1.74	0.23	3.24
Nonperforming Assets/Loans and OREO		6.71	2.15	0.32	3.86
Net Charge-Offs/Average Loans (Annualized)		0.61	0.21	0.01	0.26

Capital Coverage and Reserves
Nonperforming Assets/Core Capital & Reserves		50.78	18.38	2.24	35.53
Loan Loss Reserve/Loans		3.19	1.34	1.53	1.42
Loan Loss Reserve/Nonperforming Assets		47.16	61.75	484.55	36.49

Earnings and Efficiency:
Return on Average Assets		0.22	0.09	0.55	-0.05
Return on Average Equity		2.2	1.18	6.04	-0.66
Efficiency Ratio		53.15	86.44	49.19	81.61

Liquidity
Net Non-Core Funding Dependence		65.89	36.06	52.01	36.19

Exhibit D

StellarOne Corporation

COMMON STOCK ANALYSIS

AS OF December 31,2008

Data as of September 30, 2008	Well- Capitalized Minimum	First Capital Bancorp, Inc.	Village Bank and Trust Financial Corp.	First Trust Bank	Commonwealth Bankshares, Inc.
Monitoring Ratios
Capital Adequacy Analysis:
Total Risk-Based Capital Ratio	10.00	12.65	10.25	12.13	14.57
Tier 1 Risk-Based Capital Ratio	6.00	10.90	9.17	10.93	13.30
Leverage Ratio	5.00	9.82	8.12	9.35	12.80

Asset Quality Analysis:
Nonperforming Assets/Total Assets		0.52	1.65	0.16	3.24
Nonperforming Assets/Loans and OREO		0.59	2.19	0.21	3.43
Net Charge-Offs/Average Loans (Annualized)		0.05	0.34	0.00	0.10

Capital Coverage and Reserves
Nonperforming Assets/Core Capital & Reserves		4.74	24.78	1.57	24.30
Loan Loss Reserve/Loans		1.25	1.13	1.37	3.12
Loan Loss Reserve/Nonperforming Assets		213.28	76.43	648.17	90.84

Earnings and Efficiency:
Return on Average Assets		-0.45	0.21	1.02	-3.66
Return on Average Equity		-5.22	3.09	11.17	-31.16
Efficiency Ratio		76.20	80.74	51.40	42.30

Liquidity
Net Non-Core Funding Dependence		38.45	28.62	52.66	61.70

Exhibit E

StellarOne Corporation

COMMON STOCK ANALYSIS

AS OF March 31,2009

Data as of December 31, 2008	Well- Capitalized Minimum	First Capital Bancorp, Inc.	Village Bank and Trust Financial Corp.	First Trust Bank	Commonwealth Bankshares, Inc.
Monitoring Ratios
Capital Adequacy Analysis:
Total Risk-Based Capital Ratio	10.00	12.18	10.66	12.10	13.79
Tier 1 Risk-Based Capital Ratio	6.00	10.41	9.45	10.88	12.52
Leverage Ratio	5.00	9.46	8.62	9.06	11.96

Asset Quality Analysis:
Nonperforming Assets/Total Assets		1.52	2.06	0.23	4.79
Nonperforming Assets/Loans and OREO		1.18	3.69	0.32	5.06
Net Charge-Offs/Average Loans (Annualized)		0.10	0.39	0.01	0.25

Capital Coverage and Reserves
Nonperforming Assets/Core Capital & Reserves		14.61	33.81	2.29	37.79
Loan Loss Reserve/Loans		1.36	1.29	1.37	3.04
Loan Loss Reserve/Nonperforming Assets		114.74	71.05	430.90	59.90

Earnings and Efficiency:
Return on Average Assets		-0.16	-0.02	0.96	0.22
Return on Average Equity		-1.94	-0.20	10.54	2.21
Efficiency Ratio		77.70	86.56	51.49	59.84

Liquidity
Net Non-Core Funding Dependence		39.86	37.22	51.77	66.16

Exhibit F

StellarOne Corporation

COMMON STOCK ANALYSIS

AS OF June 30, 2009

Data as of March 31, 2009	Well- Capitalized Minimum	First Capital Bancorp, Inc.	Village Bank and Trust Financial Corp.	First Trust Bank	Commonwealth Bankshares, Inc.
Monitoring Ratios
Capital Adequacy Analysis:
Total Risk-Based Capital Ratio	10.00	11.95	10.74	12.34	13.42
Tier 1 Risk-Based Capital Ratio	6.00	10.19	9.49	11.09	12.15
Leverage Ratio	5.00	8.81	8.28	9.08	11.58

Asset Quality Analysis:
Nonperforming Assets/Total Assets		1.74	3.24	0.23	6.41
Nonperforming Assets/Loans and OREO		2.15	3.86	0.32	6.71
Net Charge-Offs/Average Loans (Annualized)		0.21	0.26	0.01	0.61

Capital Coverage and Reserves
Nonperforming Assets/Core Capital & Reserves		18.38	35.53	2.24	50.78
Loan Loss Reserve/Loans		1.34	1.42	1.53	3.19
Loan Loss Reserve/Nonperforming Assets		61.75	36.49	484.55	47.16

Earnings and Efficiency:
Return on Average Assets		0.09	-0.05	0.55	0.22
Return on Average Equity		1.18	-0.66	6.04	2.20
Efficiency Ratio		86.44	81.61	49.19	53.15

Liquidity
Net Non-Core Funding Dependence		36.06	36.19	52.01	65.89